Mail Stop 4561

August 21, 2006

VIA U.S. MAIL AND FAX (813) 973-8438

Mr. Thomas L. Dempsey
Chief Executive Officer
Saddlebrook Resorts, Inc.
5700 Saddlebrook Way
Wesley Chapel, FL 33543

> **Re: Saddlebrook Resorts, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 16, 2006**
> **File No. 002-65481**

Dear Mr. Dempsey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed August 16, 2006

1.   Please revise the Form to comply with Item 304(a)(1)(v) of Regulation S-K which requires a statement indicating whether the board of directors discussed the subject matter of the reportable event with the former accountant and whether you have authorized the former accountant to respond fully to the successor accountant concerning the subject matter of such reportable event.

2.   When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304 (a)(2). In

making any disclosures about consultations with your new accountants, please
ensure you disclose any consultations up through the date of engagement.

3.   If any revisions are made to the Form 8-K, please file a new Exhibit 16 letter.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will respond. You may wish to provide us with
marked copies of the amendment to expedite our review. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;
- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Any questions regarding the above should be directed to me at (202) 551-3693.

Sincerely,

Eric McPhee
Staff Accountant